Exhibit 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2016	Year Ended June 30, 2015	Year Ended June 30, 2014
	(In Thousands, Except Per Share Data)
Income available to common stockholders	$15,822	$5,629	$10,188

Weighted average shares outstanding	89,591	91,717	90,825

Basic earnings per share	$0.18	$0.06	$0.11

Income for diluted earnings per share	$15,822	$5,629	$10,188

Total weighted average common shares and equivalents outstanding for diluted computation	89,625	91,841	90,880

Diluted earnings per share	$0.18	$0.06	$0.11